BRISTA CORP.

Stigu iela, 26 dz. 2, Mezares, Babites pagasts, Latvia LV- 2101, Tel. 37127196113

April 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Asia Timmons-Pierce or Mr. Craig Slivka

Brista Corp.

Registration Statement on

Form S-1 (File No. 333-191721)

Dear Ms. Asia Timmons-Pierce or Mr. Craig Slivka:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Brista Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to April 9, 2014 at 1:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Andrejs Levaskovics
	Name:	Andrejs Levaskovics
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)